FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes             No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes             No

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Notice dated November 6, 2003 regarding YPF’s Third Quarter Results.

 YPF S.A. announced that the Board of Directors approved, in its meeting held on November 6, 2003, the financial statements for the nine-months period ended September 30, 2003.

Herein below, you will find the relevant information related to the consolidated YPF Financial Statements:

Profit (Million Pesos)

Net Profit before income tax	5.955	.

Income Tax	(2.607)

Net Profit for the first nine months of 2003	3.348

Shareholders’ Equity as of September 30, 2003         (in million pesos)

Shareholders’ Contributions:
Subscribed Capital	3.933
Adjustment to Contributions	7.266
Issuance Premiums	640
Irrevocable Contributions	28	11.867

Legal Reserve		1.031
Reserve for Future Dividends		133
Unappropriated Retained Earnings		8.223

Total Shareholders’ Equity		21.254

Also, it should be considered that during the first nine months of 2003, the following facts have taken place:

•	Taxes, contributions and royalties paid to the National Government and provinces amounted to Ps4.923 million.

•	Investments (principally in Exploration & Production, and Refining & Marketing areas in Argentina) rose to Ps.1,797 million.

•	YPF S.A. exports amounted to $1.899 million before hydrocarbon export withholdings, reflecting an increase of 32% as compared to the same period of the year before. This value represent a record figure for nine month in YPF’s history.

Carlos Olivieri
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 10, 2003	By:	/s/ Carlos Olivieri

Name: Carlos Olivieri
Title: Chief Financial Officer